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                           December 2, 2021

       Sally Outlaw
       Chief Executive Officer
       Worthy Property Bonds, Inc.
       One Boca Commerce Center
       551 NW 77 Street, Suite 212
       Boca Raton, FL 33487

                                                        Re: Worthy Property
Bonds, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed October 21,
2021
                                                            File No. 024-11563

       Dear Ms. Outlaw:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Offering Statement on Form 1-A

       General

   1. We note your disclosure on page 18 that you intend to use up to 5% of the offering proceeds for working
capital and for general corporate purposes, including the
                                                        reimbursement amounts
due under the Management Services Agreement with Worthy
                                                        Management and the
disclosure in footnote 2 on page 19 that 90% of such amount shall be allocated to working
capital, which includes the accrual amounts for the reimbursements due under the
Management Services Agreement. While we note that section 1(b) of the Management Services
Agreement states that you will pay Worthy Management a
                                                        monthly management
service fee equal to Worthy Management's costs in providing staff and office expenses,
you also state on page 18 that you reserve the right to change the
 Sally Outlaw
Worthy Property Bonds, Inc.
December 2, 2021
Page 2
      estimated use of proceeds from the offering. Please revise your disclosure to clarify, if accurate, that you will not directly (or indirectly through an affiliate) transfer any of the offering proceeds to any affiliates, including Worthy Financial and its other subsidiaries, other than to Worthy Management pursuant to the terms of the Management Services
      Agreement. Please also disclose whether there is a maximum percentage and/or amount of offering proceeds beyond which you would not transfer any additional funds to Worthy
      Management, and if so, please disclose such percentage and/or amount.
2. Please provide a legal analysis of whether your proposed offering would represent a violation of Section 48(a) of the 1940 Act by Worthy Financial Inc. and/or Worthy
      Management.
        You may contact Michael Henderson at (202) 551-3364 or Hugh West at
(202) 551-3872
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at
(202) 551-
3859 with any other questions.



                                                            Sincerely,
FirstName LastNameSally Outlaw
                                                            Division of
Corporation Finance
Comapany NameWorthy Property Bonds, Inc.
                                                            Office of Finance
December 2, 2021 Page 2
cc:       Craig D. Linder, Esq.
FirstName LastName